The amendment of Chinese Annual Report 2012 Date of events: 2013/06/10 Contents:

1.	Date of occurrence of the event:2013/06/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: To amend the Chinese Annual Report 2012 on page 127.

6.	Countermeasures: To revise and reupload the content.

7.	Any other matters that need to be specified: None.